UNITED STATES
               SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C.  20549

                          SCHEDULE 13D

            Under the Securities Exchange Act of 1934
                        (Amendment No. )*

                   International Post Limited
                        (Name of Issuer)

                  Common Stock, $0.01 par value
                 (Title of Class of Securities)

                           460181 10 0
                         (CUSIP Number)

                    Keith L. Schaitkin, Esq.
          Gordon Altman Butowsky Weitzen Shalov & Wein
                114 West 47th Street, 20th Floor
                    New York, New York 10036
                         (212) 626-0800

  (Name, Address and Telephone Number of Person Authorized to
               Receive Notices and Communications)

                          June 27, 1997
     (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule
13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or
(4), check the following box  / /.

Check the following box if a fee is being paid with the statement
/ /. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                        Page 1 of  Pages
                  List of Exhibits is on Page

                          SCHEDULE 13D

CUSIP No. 460181 10 0                             Page  of  Pages


1    NAME OF REPORTING PERSON
          Video Services Corporation

     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                          (a) / /
                                                          (b) / /

3    SEC USE ONLY

4    SOURCE OF FUNDS*
          Not applicable.

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)                           / /

6    CITIZENSHIP OR PLACE OF ORGANIZATION
          New Jersey


NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

     7    SOLE VOTING POWER
               212,096

     8    SHARED VOTING POWER
               0

     9    SOLE DISPOSITIVE POWER
               212,096

     10   SHARED DISPOSITIVE POWER
               0

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          212,096

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
SHARES*
          /x/

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          3.4%

14   TYPE OF REPORTING PERSON*
          HC, CO

                          SCHEDULE 13D

CUSIP No. 460181 10 0                             Page  of  Pages


1    NAME OF REPORTING PERSON
          Louis H. Siracusano

     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                          (a) / /
                                                          (b) / /

3    SEC USE ONLY

4    SOURCE OF FUNDS*
          Not applicable.

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)                           / /

6    CITIZENSHIP OR PLACE OF ORGANIZATION
          United States of America


NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

     7    SOLE VOTING POWER
               3,500

     8    SHARED VOTING POWER
               212,096

     9    SOLE DISPOSITIVE POWER
               3,500

     10   SHARED DISPOSITIVE POWER
               212,096

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          215,596

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
SHARES*
          /x/

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          3.5%

14   TYPE OF REPORTING PERSON*
          IN

                          SCHEDULE 13D

CUSIP No. 460181 10 0                             Page  of  Pages


1    NAME OF REPORTING PERSON
          Arnold P. Ferolito

     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                          (a) / /
                                                          (b) / /

3    SEC USE ONLY

4    SOURCE OF FUNDS*
          Not applicable.

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)                           / /

6    CITIZENSHIP OR PLACE OF ORGANIZATION
          United States of America


NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

     7    SOLE VOTING POWER
               1,000

     8    SHARED VOTING POWER
               212,096

     9    SOLE DISPOSITIVE POWER
               1,000

     10   SHARED DISPOSITIVE POWER
               212,096

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          213,096

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
SHARES*
          /x/

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          3.4%

14   TYPE OF REPORTING PERSON*
          IN

                          SCHEDULE 13D

CUSIP No. 460181 10 0                             Page  of  Pages


1    NAME OF REPORTING PERSON
          Donald H. Buck

     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                          (a) / /
                                                          (b) / /

3    SEC USE ONLY

4    SOURCE OF FUNDS*
          Not applicable.

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)                           / /

6    CITIZENSHIP OR PLACE OF ORGANIZATION
          United States of America


NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

     7    SOLE VOTING POWER
               1,000

     8    SHARED VOTING POWER
               212,096

     9    SOLE DISPOSITIVE POWER
               1,000

     10   SHARED DISPOSITIVE POWER
               212,096

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          213,096

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
SHARES*
          /x/

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          3.4%

14   TYPE OF REPORTING PERSON*
          IN

                          SCHEDULE 13D


Item 1.   Security and Issuer

          This Schedule 13D relates to the common stock, $0.01 par value per share ("Shares"), of International Post Limited (the "Issuer" or "IPL"), a Delaware corporation. The address of the principal executive offices of the Issuer is 545 Fifth Avenue, New York, New York 10017.


Item 2.   Identity and Background

          This Schedule 13D is being filed jointly on behalf of Video Services Corporation, a New Jersey corporation ("Video"); Louis H. Siracusano, a citizen of the United States of America ("LS"); Arnold P. Ferolito, a citizen of the United States of America ("AF"); and Donald H. Buck, a citizen of the United States of America ("DB") (collectively, the "Reporting Persons").

          The principal business address and the address of the principal office of each of the Reporting Persons is 240 Pegasus
Avenue, Northvale, New Jersey 07647.

          Video acts as a holding company for various subsidiaries. Video and its subsidiaries are primarily engaged in various aspects of the television production and post-production industry, and the satellite communications business. Video is a privately-held corporation owned by LS, AF and DB.

          The name, citizenship, present principal occupation or employment and business address of each executive officer and director of Video is set forth on Schedule A attached hereto.

          LS is the Chairman of the Board, President and Chief
Executive Officer of Video.

          AF is a Director and Executive Vice President of Video.

          DB is a Director and Senior Vice President of Video.

          Neither Video, LS, AF, DB nor any executive officer or director of Video has, during the past five (5) years, (a) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or a finding of any violation with respect to such laws.



Item 3.   Source and Amount of Funds or Other Consideration

          Not applicable.


Item 4.   Purpose of Transaction

          The Reporting Persons entered into a Merger Agreement (as defined and more fully described in Item 6) relating to the merger of IPL and Video (the "Merger") and a Voting Agreement (as defined and more fully described in Item 6) which contains the agreement of the parties thereto to vote all of his/its IPL Shares for the approval of the Merger Agreement.

          Concurrent with the Merger, LS, AF and DB plan to enter into a Stock Resale Agreement (as defined and more fully described in item 6), a Registration Rights Agreement (as defined and more fully described in Item 6) and a Tag-Along Rights Agreement (as defined and more fully described in Item 6).

          The Reporting Persons have entered into certain stock option agreements relating to the IPL Shares (as described more fully in Item 6) (collectively, the "Option Agreements").

          The Merger Agreement, the Voting Agreement, the
Registration Rights Agreement, the Stock Resale Agreement, the Tag-Along Rights Agreement and the Option Agreements referred to in this Item 4 and in Item
6 of this Schedule 13D are incorporated herein by reference and the descriptions of such agreements are qualified in their entirety by the agreements themselves which are listed in Item 7 as Exhibits 1, 2, 3, 4, 5 and 6(a)-(h), respectively.

Item 5.   Interest in Securities of the Issuer

          (a) - (b) On the date hereof, the Reporting Persons may be deemed to beneficially own, in the aggregate, 215,596 IPL
Shares, representing approximately 3.5% of the IPL Shares outstanding (based on 6,226,958 IPL Shares outstanding as of June
13, 1997, as reported by the Issuer in its Form 10-Q filed with the Securities and Exchange Commission on June 13, 1997).

          Video has sole voting power and sole dispositive power with regard to 212,096 IPL Shares. LS has sole voting power and sole dispositive power of 3,500 IPL Shares. Because LS is a holder of approximately 46% of the outstanding shares of Video common stock, no par value ("Video Common Stock"), he may be deemed to have shared voting power and shared dispositive power with regard to 212,096 IPL Shares. AF has sole voting power and sole dispositive power with regard to 1,000 IPL Shares. Because AF is a holder of approximately 46% of Video Common Stock, he may be deemed to have shared voting power and shared dispositive power with regard to 212,096 IPL Shares. DB has sole voting and dispositive power with regard to 1,000 IPL Shares. By virtue of his relationship to the other Reporting Persons and because DB is a holder of approximately 8% of Video Common Stock, he may be deemed to have shared voting power and shared dispositive power with regard to 212,096 IPL Shares.

          Julius Barnathan ("JB") may be deemed to own 7,000 IPL Shares, representing approximately .1% of the IPL Shares outstanding as of June 13, 1997. This number excludes options to purchase 5,000 IPL Shares at an exercise price of $1.00 per share granted by Video to JB, which options will be canceled upon consummation of the Merger and replaced with options to purchase the same number of IPL Shares on the same terms and conditions from LS, AF and DB. The options are not exercisable within sixty (60) days of the date hereof. JB has sole voting and dispositive power with respect to the 7,000 IPL Shares.

          Barry Ridings may be deemed to own 2,500 IPL Shares which are held in a joint brokerage account with his spouse.

          None of the other executive officers or directors of Video beneficially own IPL Shares.

          The Reporting Persons may be deemed to be a "group" among one another within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (the "Act"). By virtue of the Merger Agreement (as defined in Item 6), the Voting Agreement (as defined in Item 6) and/or the Elkes/Gorman Stock Option Agreement (as defined in Item 6), the Reporting Persons may be deemed to be a "group" with any one or more of the following persons: IPL, Terrence A. Elkes ("TE"), The Equitable Life Assurance Society of the United States ("ELAS"), Equitable Deal Flow Fund, L.P. ("EDFF"). The Reporting Persons expressly disaffirm the existence of any such "group" and neither the filing of this Schedule 13D nor any of its contents shall be deemed an admission that the Reporting Persons, either individually or collectively, are part of any "group" with any person or that any Reporting Person is the beneficial owner of any of the IPL Shares held by any other person or his/its affiliates.

          (c) There have been no transactions in the IPL Shares effected by the Reporting Persons in the past sixty (60) days.

          (d) No other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the IPL Shares.

          (e)  Not applicable.


Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

          The Reporting Persons entered into an Agreement and Plan of Merger dated as of June 27, 1997 (the "Merger Agreement") with
IPL. Pursuant to the Merger Agreement, among other things: (1) upon consummation of the Merger, (a) Video will merge with and into IPL, with IPL being the surviving corporation, (b) LS will become the President and Chief Executive Officer of IPL, (c) DB,
Christopher Modrzynski (Senior Vice President and Chief Financial
Officer of Video) and Michael Fairbourne (Senior Vice President-Administration of Video) will join IPL as Vice President, Vice President and Chief Financial Officer and Vice President-Administration, respectively, and (d) IPL's Certificate of Incorporation will be amended to increase the number of IPL Shares from 15,000,000 to 25,000,000 and to change the name of IPL to "Video Services Corporation"; (2) in the Merger, all of the outstanding shares of Video Common Stock will be converted into the right to receive an aggregate of 7,011,349 IPL Shares (plus an additional 212,096 IPL Shares which will replace an equal number of IPL Shares currently owned by Video which will be canceled upon the Merger); (3) immediately after the Merger, (a) each of LS, AF and DB will be the beneficial owners of approximately 25.33%, 25.31% and 3.9%, respectively, of the total number of IPL Shares then outstanding and (b) IPL's Board of Directors will consist of seven
(7) members, four (4) of whom will be designees of Video and three
(3) of whom will be designees of IPL.

          The Reporting Persons entered into a voting agreement, dated as of June 27, 1997 (the "Voting Agreement") with IPL, TE, ELAS and EDFF. Pursuant to the Voting Agreement, each of LS, AF, DB and the other signatories to the Voting Agreement agreed to vote all of his/its IPL Shares for the approval of the Merger and the other transactions contemplated in the Merger Agreement. The Voting Agreement terminates on October 15, 1997, or upon the earlier termination of the Merger Agreement in accordance with its terms.

          LS, AF, DB and IPL have agreed to enter into a registration rights agreement (the "Registration Rights Agreement"). Pursuant to the Registration Rights Agreement LS, AF and DB will be entitled to certain demand, piggyback and other registration rights. They will be entitled to demand on three (3) occasions after the six month anniversary of the effective time of the Merger that IPL file a registration statement under the Act covering the sale of IPL Shares they receive pursuant to the Merger (provided that their Form S-3 is not then still effective). In addition, they will be entitled to include such IPL Shares in certain registration statements filed by IPL and, in the event their Form S-3 is not then still effective, IPL will be required to file a shelf registration statement on Form S-3 under the Act covering the sale of such IPL Shares.

          LS, AF and DB have agreed to enter into a stock resale agreement (the "Stock Resale Agreement") with IPL. Pursuant to the Stock Resale Agreement, neither LS, AF nor DB will be permitted, prior to the expiration of six (6) months after the consummation of the Merger, to transfer any of those IPL Shares to be received pursuant to the Merger except as in accordance with the provisions of the Stock Resale Agreement.

          The Reporting Persons have agreed to enter into a tag-along rights agreement (the "Tag-Along Rights Agreement") with IPL, TE, ELAS, ADFF and Kenneth F. Gorman ("KG"). The Tag-Along Rights Agreement provides that if at any time during the two (2) year period following the date of the Tag-Along Rights Agreement, DB, TE, KG, AF, ELAS or EDFF (the "Covered Persons") enters into or proposes to enter into an agreement to sell any of his/its shares of Covered Common Stock (as defined below), pursuant to an underwritten public offering or a firm-commitment private placement, such Covered Person (the "Selling Covered Person") must offer to each of the other Covered Persons the right to sell, along with the Selling Covered Person, a number of shares of Covered
Common Stock the Selling Covered Person proposes to sell which is equal to the relative share of the total number of shares of Covered Common Stock each Covered Person holds of the aggregate shares of Covered Common Stock held by all Covered Persons, under the same terms and conditions as the Selling Covered Person proposes to sell its shares of Covered Common Stock. "Covered
Common Stock" means all IPL Shares that (i) are held by ELAS or EDFF on the date of the Tag-Along Rights Agreement, (ii) may be acquired through the exercise of options or warrants granted to TE or KG by MTE Holdings, Inc., and (iii) are acquired pursuant to the Merger. Subject to certain exceptions, should LS, during the two
(2) year period following the date of the Tag-Along Agreement, enter into an agreement or propose to sell any of his IPL Shares, then, LS must offer to each of ELAS, EDFF, KG and TE the right to sell, along with LS, a number of shares relative to the total number of shares of common stock LS is proposing to sell which is equal to the relative share of the total number of shares of Covered Common Stock each of LS, ELAS, EDFF, KG and TE holds of the aggregate shares of Covered Common Stock held by LS, ELAS, EDFF, KG and TE, under the same terms and conditions as LS proposes to sell his IPL Shares. Following the disposition of any shares pursuant to the Tag-Along Agreement, the provisions of such agreement shall not apply to such shares.

          LS, AF and DB entered into a stock option agreement dated as of June 13, 1997 with Michael Fairbourne ("Fairbourne Stock Option Agreement") granting him the right to purchase an aggregate of 22,245 shares of Video Common Stock (the "Option"). Pursuant to the Fairbourne Stock Option Agreement, in the event the Merger is consummated, the Option shall automatically be deemed to be converted into an option to purchase 60,000 IPL Shares. The exercise price for the Video Common Stock will be $5.39 per share and, in the event of the consummation of the Merger, the exercise price for the IPL Shares will be $2.00 per share.

          LS, AF and DB entered into a stock option agreement dated as of June 13, 1997 with Frank Luperella ("Luperella Stock Option Agreement") granting him the right to purchase an aggregate of 18,538 shares of Video Common Stock (the "Option"). Pursuant to the Luperella Stock Option Agreement, in the event the Merger is consummated, the Option shall automatically be deemed to be converted into an option to purchase 50,000 IPL shares. The exercise price for the Video Common Stock will be $5.39 per share and, in the event of the consummation of the Merger, the exercise price for the IPL Shares will be $2.00 per share.

          LS, AF and DB entered into a stock option agreement dated June 21, 1997 with Alan Schneider ("Schneider Stock Option Agreement") granting him the right to purchase an aggregate of 14,830 shares of Video Common Stock (the "Option"). Pursuant to the Schneider Stock Option Agreement, in the event the Merger is consummated, the Option shall automatically be deemed to be converted into an option to purchase 40,000 IPL Shares. The exercise price for the Video Common Stock will be $5.39 per share and, in the event of the consummation of the Merger, the exercise price for the IPL Shares will be $2.00 per share.

          LS, AF and DB entered into a stock option agreement dated as of June 13, 1997 with Edward Shendell ("Shendell Stock Option Agreement") granting him the right to purchase an aggregate of 9,269 shares of Video Common Stock (the "Option"). Pursuant to the Shendell Stock Option Agreement, in the event the Merger is consummated, the Option shall automatically be deemed to be converted into an option to purchase 25,000 IPL Shares. The exercise price for the Video Common Stock will be $5.39 per share and, in the event of the consummation of the Merger, the exercise price for the IPL Shares will be $2.00 per share.

          LS, AF and DB entered into a stock option agreement dated as of June 13, 1997 with Barry Ridings ("Ridings Stock Option Agreement") granting him the right to purchase an aggregate of 11,123 shares of Video Common Stock (the "Option"). Pursuant to the Ridings Stock Option Agreement, in the event the Merger is consummated, the Option shall automatically be deemed to be converted into an option to purchase 30,000 IPL Shares. The exercise price for the Video Common Stock will be $5.39 per share and, in the event of the consummation of the Merger, the exercise price for the IPL Shares will be $2.00 per share.

          The Reporting Persons entered into a stock option agreement dated as of June 13, 1997 with the Adizes Institute, Inc. (the "Institute") (the "Adizes Stock Option Agreement"). Pursuant to the Adizes Stock Option Agreement, Video granted the Institute the right to purchase from Video an aggregate of 70,000 IPL Shares (the "Option"). In the event the Merger is consummated, the Option shall automatically be deemed to be converted into an Option granted by LS, AF and DB. The exercise price for the IPL Shares will be as follows: (i) 30,000 shares at $.25 per share; (ii) 10,000 shares at $3.00 per share; (iii) 10,000 shares at $4.00 per share; (iv) 10,000 shares at $5.00 per share; and (v) 10,000 shares at $6.00 per share.

          The Reporting Persons entered into a stock option agreement dated as of June 13, 1997 ("Barnathan Stock Option Agreement") with Julius Barnathan. Pursuant to the Barnathan Stock Option Agreement, Video granted Mr. Barnathan the right to purchase from Video an aggregate of 5,000 IPL Shares (the "IPL Option"). In the event the Merger is consummated, the Option shall automatically be deemed to be converted into an Option granted by LS, AF and DB. Additionally, LS, AF and DB granted Mr. Barnathan the right to purchase an aggregate of 11,123 Video Common Stock (the "Video Option") which, upon consummation of the Merger, will be deemed to be converted into an option to acquire 30,000 IPL Shares. The exercise price for the IPL Shares subject to the IPL Option will be $1.00 per share. The exercise price for the Video Common Stock subject to the Video Option will be $5.39 per share and, in the event of consummation of the Merger, the exercise price for the IPL Shares subject to the Video Option will be $2.00 per share. This agreement supersedes the stock option agreement between Video and Julius Barnathan dated January 12, 1995, pursuant to which Mr. Barnathan had the right to purchase from Video up to 5,000 IPL Shares.

          LS, AF and DB entered into a stock option agreement with TE and KG (the "Elkes/Gorman Stock Option Agreement") regarding the grant of an option to each of TE and KG to purchase from LS, AF and DB an aggregate of 30,000 IPL Shares. The exercise price for the IPL Shares subject to this agreement will be $11.00 per share (collectively with all of the stock option agreements listed above, the "Option Agreements").

          The Merger Agreement, the Voting Agreement, the
Registration Rights Agreement, the Stock Resale Agreement, the Tag-Along Rights Agreement and the Option Agreements in this Item 6 of this Schedule 13D are incorporated herein by reference and the above descriptions of these agreements are qualified in their entirety by the agreements themselves which are listed in Item 7 as Exhibits 1, 2, 3, 4, 5 and 6(a)-(h), respectively.


Item 7.   Material to be Filed as Exhibits

          Exhibit 1. Agreement and Plan of Merger dated as of June 27, 1997 by and among Video Services Corporation, Louis H. Siracusano, Arnold P. Ferolito, Donald H. Buck and International Post Limited, incorporated by reference to the current report on Form 8-K of International Post Limited filed with the Securities and Exchange Commission on July 8, 1997, Exhibit 10.57.

          Exhibit 2. Voting Agreement dated as of June 27, 1997, by and among Video Services Corporation, International Post Limited and other signatories thereto, incorporated by reference to the
Schedule 13D of The Equitable Companies Incorporated filed with the Securities and Exchange Commission on July 8, 1997, Exhibit 1.

          Exhibit 3. Registration Rights Agreement, incorporated by reference to the Schedule 13D of The Equitable Companies
Incorporated filed with the Securities and Exchange Commission on July 8, 1997, Exhibit 4.

          Exhibit 4.  Stock Resale Agreement.

          Exhibit 5. Tag-Along Rights Agreement, incorporated by reference to the Schedule 13D of The Equitable Companies
Incorporated filed with the Securities and Exchange Commission on July 8, 1997, Exhibit 2.

          Exhibit 6(a).  Fairbourne Stock Option Agreement.

          Exhibit 6(b).  Luperella Stock Option Agreement.

          Exhibit 6(c).  Schneider Stock Option Agreement.

          Exhibit 6(d).  Shendell Stock Option Agreement.

          Exhibit 6(e).  Ridings Stock Option Agreement.

          Exhibit 6(f).  Adizes Stock Option Agreement.

          Exhibit 6(g).  Barnathan Stock Option Agreement.

          Exhibit 6(h).  Elkes/Gorman Stock Option Agreement.

          Exhibit 7. Joint Filing Agreement, dated the date hereof by and among Video Services Corporation, Louis H. Siracusano,
Arnold P. Ferolito and Donald H. Buck.

                            SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  July 15, 1997

Video Services Corporation

By:  /s/ Louis H. Siracusano
     Louis H. Siracusano
Its: President

/s/ Louis H. Siracusano
Louis H. Siracusano


/s/ Arnold P. Ferolito
Arnold P. Ferolito


/s/ Donald H. Buck
Donald H. Buck

                                                       Schedule A


            Executive Officers and Directors of Video


          Name, Business Address and Principal Occupation of each
Executive Officer and Director of Video.

          The following sets forth the name and principal occupation of each executive officer and director of Video. Each such person is a citizen of the United States of America. Except as otherwise indicated, the principal business address of each director and executive officer is c/o Video Services Corporation, 240 Pegasus Avenue, Northvale, New Jersey 07647.

     Name                               Position

Louis H. Siracusano                Chairman of Board, President,
                                   and Chief Executive Officer

Michael Fairbourne                 Director and Senior Vice-
                                   President Administration

Edward Shendell                    Secretary and General Counsel

Chris Modrzynski                   Senior Vice President

Arnold P. Ferolito                 Director and Executive Vice
                                   President

Donald H. Buck                     Director and Senior Vice
                                   President

Julius Barnathan                   Director

Barry W. Ridings                   Director